Buenos Aires, October 5, 2016

Messrs.

NATIONAL SECURITIES

COMMISSION

BUENOS AIRES

STOCK EXCHANGE

NOTA PESA – LEC 131/16

Ref.:    Relevant Event. Convening of an Ordinary General Shareholders’ Meeting for November 17, 2016.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary General Shareholders’ Meeting for November 17, 2016, to be held at its offices located in Maipú 1, City of Buenos Aires, at 11.00 and 12.00 o´clock, in first and second calling, respectively.

  Sincerely,

María Agustina Montes

Responsible of Market Relations